================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to ______________

                           COMMISSION FILE NO. 1-10863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         YORK INTERNATIONAL CORPORATION
                            631 South Richland Avenue
                            York, Pennsylvania 17403

================================================================================

                                      INDEX

                                Item                                 Page
-------------------------------------------------------------------  ----
Signature..........................................................    2
Financial Statements and Supplemental Schedules....................    3
Exhibit Index......................................................   15
Exhibits...........................................................   16

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        YORK INTERNATIONAL CORPORATION
                                        INVESTMENT PLAN

Date: June 25, 2004                     By: /s/ Jane G. Davis
                                        ----------------------------------------
                                        Jane G. Davis
                                        Member, Pension and Investment Committee

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN

                              Financial Statements
                                       and

                             Supplemental Schedules

           December 31, 2003, December 31, 2002, and December 29, 2002

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Investment Committee of
York International Corporation:

We have audited the accompanying statements of net assets available for benefits of the York International Corporation Investment Plan as of December 31, 2003, December 31, 2002, and December 29, 2002 and the related statements of changes in net assets available for benefits for the year ended December 31, 2003, the two-day period ended December 31, 2002, and the year ended December 29, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the York International Corporation Investment Plan as of December 31, 2003, December 31, 2002, and December 29, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, the two-day period ended December 31, 2002, and the year ended December 29, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2003, and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, December 31 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Harrisburg, Pennsylvania
June 15, 2004

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits
                             (thousands of dollars)

           December 31, 2003, December 31, 2002, and December 29, 2002

                                                           DECEMBER 31,       DECEMBER 31,   DECEMBER 29,
                          ASSETS                               2003              2002            2002
                                                           ------------`      ------------   ------------
Investments:
   Mutual funds, at fair value                             $    147,871         110,156         109,693
   Managed Income Portfolio II Fund, at fair value               57,816          58,645          58,413
   Participant notes receivable, at cost                          4,114           3,767           3,797
                                                           ------------         -------         -------
               Total investments                                209,801         172,568         171,903
                                                           ------------         -------         -------
Receivables:
   Employer's contribution                                          117             114             114
   Participants' contributions                                    1,176           1,123           1,123
   Interest                                                          21              22              22
                                                           ------------         -------         -------
               Total receivables                                  1,314           1,259           1,259
                                                           ------------         -------         -------
Net assets available for benefits                          $    211,115         173,827         173,162
                                                           ============         =======         =======

See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits
                             (thousands of dollars)

 Year ended December 31, 2003, two-day period ended December 31, 2002, and year ended December 29, 2002

                                                                                              TWO-DAY
                                                                             YEAR ENDED     PERIOD ENDED     YEAR ENDED
                                                                            DECEMBER 31,    DECEMBER 31,    DECEMBER 29,
                                                                                2003            2002            2002
                                                                            ------------    ------------    ------------
                                    ADDITIONS

Additions to net assets attributed to:
      Investment results:
            Net appreciation (depreciation) in fair value of investments    $     26,090             470         (28,066)
            Interest and dividends                                                 5,109             246           4,731
      Contributions:
            Employer's                                                             1,420              --           1,331
            Participants'                                                         15,616              --          14,393
                                                                            ------------    ------------    ------------
                      Net additions                                               48,235             716          (7,611)
                                                                            ------------    ------------    ------------
                                   DEDUCTIONS

Deductions from net assets attributed to:
      Benefits paid to participants                                               10,902              51          14,272
      Administrative expenses                                                         45              --              35
                                                                            ------------    ------------    ------------
                      Total deductions                                            10,947              51          14,307
                                                                            ------------    ------------    ------------
                      Net increase (decrease) prior to transfers                  37,288             665         (21,918)
Transfers from other plans, net                                                       --              --              66
                                                                            ------------    ------------    ------------
                      Net increase (decrease)                                     37,288             665         (21,852)
Net assets available for benefits:
      Beginning of period                                                        173,827         173,162         195,014
                                                                            ------------    ------------    ------------
      End of period                                                         $    211,115         173,827         173,162
                                                                            ============    ============    ============

See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

(1)   PLAN DESCRIPTION

      The following description of the York International Corporation (Company) Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The Plan is a defined contribution plan covering employees of the Company (Plan Sponsor) who have been employed for their respective eligibility periods and are members of employee groups to which the Plan has been extended. The Plan is administered by a committee appointed by the Company's Board of Directors. The Plan assets are held by Fidelity Management Trust Company (Fidelity), as trustee (Trustee). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)   CONTRIBUTIONS

            Each year, participants may contribute from one to sixteen percent of pretax compensation, as defined in the Plan. Participants may also contribute an additional one to ten percent of compensation as after-tax contributions, but the total of both pretax and after-tax contributions cannot exceed sixteen percent of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Certain employee groups may be eligible to receive a Company match of 25 percent of the first four percent of base compensation that a participant contributes to the Plan.

      (c)   INVESTMENT OPTIONS

            Upon enrollment in the Plan, participants may direct employee contributions in 10 percent increments in any of eighteen investment options.

            The "Managed Income Portfolio II Fund" is a commingled pool, which seeks to maintain a stable dollar unit price by investing in fixed-income instruments maintained at book value, through the purchase of "wrap agreements" from financial institutions.

            The "Puritan Fund" is a mutual fund, which seeks to obtain income and capital growth by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

            The "Magellan Fund" is a mutual fund which seeks capital appreciation by investing primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

            The "Equity Income Fund" is a growth and income mutual fund which seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

            The "Growth & Income Fund" is a mutual fund which seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

            The "OTC Portfolio Fund" is a growth mutual fund. It seeks capital appreciation by investing primarily in securities traded on the over-the-counter (OTC) market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

            The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in foreign securities.

            The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

            The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2000.

            The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2010.

            The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2020.

            The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2030.

            The "Freedom 2040 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2040.

            The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

            The "U.S. Bond Index Fund" is an income fund. It seeks investment results that try to duplicate the composition and total return of the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade, fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

            The "Low-Priced Stock Fund" is a growth mutual fund. It seeks to provide capital appreciation through investment in low-priced common stocks. Normally, at least 80% of the fund's total assets will be invested in low-priced common stocks (those priced at or below $35 per share).

            The "Mid-Cap Stock Fund" is a growth mutual fund. It seeks to provide a long-term growth of capital through investment in medium market common stocks. Normally, at least 80% of the fund's total assets will be invested in common stocks of companies with medium market capitalization's (those with market capitalization's similar to companies in the Standard and Poors Midcap 400 Index).

            The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock. During 2003, the Plan was amended to remove the "York International Stock Fund" as an investment option.

            Participants may change their investment options monthly.

      (d)   PARTICIPANT NOTES RECEIVABLE

            Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed or variable rate of interest commensurate with the interest rates charged by persons in the business of lending money on a national basis for loans that would be made under similar circumstances. Interest rates range from 5 percent to 10.5 percent at December 31, 2003, December 31, 2002, and December 29, 2002. Principal and interest are paid through monthly payroll deductions.

      (e)   PARTICIPANTS' ACCOUNTS

            Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and,
            (b) Plan earnings (losses), and charged with an allocation of

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

            administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (f)   VESTING

            Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the Company's matching contribution portion of their account plus actual earnings (losses) thereon is based on years of service. A participant is 100 percent vested after four years of credited service, as follows:

YEARS OF SERVICE                 VESTED PERCENTAGE
----------------                 -----------------
Less than 2                               0%
2 - 3                                    33
3 - 4                                    67
4 or more                               100

      (g)   PAYMENT OF BENEFITS

            On termination of service due to death, disability or retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

      (h)   FORFEITURES

            At December 31, 2003, the nonparticipant-directed unallocated forfeited accounts totaled $10,000 and at December 31, 2002 and December 29, 2002 the account totaled $101,000. These accounts may be used first to pay any expenses payable for the plan year and then shall be used to reduce future employer contributions. For the years ended December 31, 2003 and December 29, 2002, employer contributions were reduced by $97,000 and $112,000, respectively, from nonparticipant-directed unallocated forfeited accounts.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The financial statements of the Plan are prepared under the accrual basis of accounting.

      (b)   INVESTMENT VALUATION AND INCOME RECOGNITION

            All investment options, except for Participant Notes Receivable, are stated at fair value as reported by the Trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant Notes Receivable are valued at cost, which approximates fair value.

            Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

      (c)   ADMINISTRATIVE EXPENSES

            Certain administrative expenses are paid by the Company.

      (d)   USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (e)   PAYMENT OF BENEFITS

            Benefits are recorded when paid.

(3)   INVESTMENTS

      The following table separately identifies those investments which represent five percent or more of the Plan's net assets with an "*".

                                                  DECEMBER 31,    DECEMBER 31,   DECEMBER 29,
                                                      2003            2002           2002
                                                  ------------    -------------  ------------
                                                                 (IN THOUSANDS)
Mutual Funds:
     Puritan Fund                                 $   18,079 *       14,673 *       14,604 *
     Magellan Fund                                    52,975 *       41,761 *       41,535 *
     Growth & Income Fund                             18,200 *       14,599 *       14,540 *
     OTC Portfolio Fund                               13,975 *       10,247 *       10,306 *
     Other                                            44,642         28,876         28,708
Managed Income Portfolio II Fund (1)                  57,816 *       58,645 *       58,413 *
Participant Notes Receivable                           4,114          3,767          3,797
                                                  ----------      ---------      ---------
                                                  $  209,801        172,568        171,903
                                                  ==========      =========      =========

      (1) Includes nonparticipant-directed unallocated forfeited accounts of $10,000 at December 31, 2003 and $101,000 at December 31, 2002 and
            December 29, 2002.

      For the year ended December 31, 2003 and the two-day period ended December 31, 2002, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $26,090,000 and $470,000, respectively. For the year ended December 29, 2002, the Plan's investments in mutual funds depreciated in value by $28,066,000.

(4)   TRANSFERS FROM OTHER PLANS, NET

      During 2002, the Plan was amended to provide for the merger of the General Refrigermetics Corporation 401(k) Plan (effective April 30, 2002) into the York International Corporate Investment Plan.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

(5)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $45,000 and $32,000 for the years ended December 31, 2003 and December 29, 2002, respectively.

(6)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)   TAX STATUS OF THE PLAN

      The Internal Revenue Service has determined and informed the Company by letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

(8)   AMENDMENTS

      During 2003, the Plan was amended to remove the York International Stock Fund as an investment option. This amendment was effective December 31, 2003, and as of the end of the Plan year all assets within this option had been transferred to other investment options.

      During 2002, the Plan Document was amended to incorporate the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The primary component of the amendment allowed participants who achieved age 50 prior to the close of the Plan Year to make catch up contributions in accordance with procedures established by the Administrator. This amendment was effective as of January 1, 2002.

(9)   PLAN YEAR END

      During 2002, the Plan year end was changed from December 29 to December
      31.

(10)  PROHIBITED TRANSACTIONS

      During 2000 to 2003, on occasion, the Plan Sponsor failed to remit participant deferrals in a timely manner. Participant deferrals were remitted based on the Plan Sponsor's fiscal month end calendar instead of the calendar month end. The untimely remittance of participant deferrals resulted in delinquent participant deferrals of approximately $1,269,000 over four plan years, and included $208,000, $519,000, $311,000, and $231,000 in the 2003, 2002, 2001, and 2000 plan years, respectively. In April 2004, the Plan Sponsor performed voluntary corrective compliance procedures by calculating the interest due on the delinquent deferrals and remitting the amounts to the Plan.

                                                                      SCHEDULE 1

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                 (in thousands)

                                December 31, 2003

                                                                                                        CURRENT
  IDENTITY OF ISSUER                            DESCRIPTION OF INVESTMENT                                VALUE
----------------------                     ------------------------------------                      -------------
* Fidelity Investments                     Puritan Fund                                              $      18,079
* Fidelity Investments                     Magellan Fund                                                    52,975
* Fidelity Investments                     Equity Income Fund                                               10,064
* Fidelity Investments                     Growth & Income Fund                                             18,200
* Fidelity Investments                     OTC Portfolio Fund                                               13,975
* Fidelity Investments                     Overseas Fund                                                     5,808
* Fidelity Investments                     Low-Priced Stock Fund                                             3,399
* Fidelity Investments                     Mid-Cap Stock Fund                                                1,075
* Fidelity Investments                     Freedom Income Fund                                                 376
* Fidelity Investments                     Freedom 2000 Fund                                                 1,319
* Fidelity Investments                     Freedom 2010 Fund                                                 3,689
* Fidelity Investments                     Freedom 2020 Fund                                                 4,395
* Fidelity Investments                     Freedom 2030 Fund                                                 3,012
* Fidelity Investments                     Freedom 2040 Fund                                                   195
* Fidelity Investments                     Spartan U.S. Equity Index Fund                                    5,952
* Fidelity Investments                     U.S. Bond Index Fund                                              5,358
* Fidelity Investments                     Managed Income Portfolio II Fund (1)                             57,816
                                           *Participant Notes Receivable
                                             (interest of 5.0% - 10.5%)                                      4,114
                                                                                                      ------------
                                                                                                      $    209,801
                                                                                                      ============

* Party-in-interest

(1) Includes nonparticipant-directed unallocated forfeited accounts at cost and current value of $10,000.

See report of independent registered public accounting firm.

                                                                      SCHEDULE 2

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN

     Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

                                December 31, 2003

                                      TOTAL THAT CONSTITUTE NONEXEMPT
                                          PROHIBITED TRANSACTIONS
                            ---------------------------------------------------      TOTAL FULLY
                                            CONTRIBUTIONS       CONTRIBUTIONS      CORRECTED UNDER
PARTICIPANT CONTRIBUTIONS   CONTRIBUTIONS     CORRECTED      PENDING CORRECTION      VFCP AND PTE
TRANSFERRED LATE TO PLAN    NOT CORRECTED   OUTSIDE VFCP           IN VFCP              2002-51
-------------------------   -------------   -------------    ------------------    ----------------
       $  1,269,020         $   1,269,020   $         --     $               --    $             --

See report of independent registered public accounting firm.

                                  EXHIBIT INDEX

EXHIBIT NO.             DOCUMENT

   23                   Consent of Independent Registered Public Accounting Firm

   32 Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002